# EXHIBIT 99.3
# MONTHLY OPERATING REPORT

**CHAPTER 11**

Case Name: **Mississippi Chemical Corporation**

| Case Numbers: | 03-2984 WEE | 03-2986 WEE | 03-2988 WEE | 03-2990 WEE | 03-2992 WEE |
|---|---|---|---|---|---|
| | 03-2985 WEE | 03-2987 WEE | 03-2989 WEE | 03-2991 WEE | 03-2993 WEE |

For Period:  August 1, 2004   to   August 31, 2004

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Mark One Box For Each Required Report/Document

**This Report is Due 15 Days After the End of the Month.**
The debtor must attach each of the following reports unless the United States Trustee has waived the requirements in writing.  File original with Clerk of Court and duplicate with UST with an original signature.

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| Report/Document Attached | Previously | Waived | Required Reports / Documents |
|---|---|---|---|
| X | | | Comparative Balance Sheets (FORM 2-B) |
| X | | | Profit and Loss Statement (FORM 2-C) |
| X | | | Cash Receipts & Disbursements Statement (FORM 2-D) |
| X | | | Supporting Schedules (FORM 2-E) |
| X | | | Narrative (FORM 2-F) |
| | | X | Copies of Bank Statement(s) and Reconciliations of Bank Balance to Book Balance for all Account(s) |

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**I declare under penalty of perjury that the following Monthly Financial report and any attachments thereto, are true and correct to the best of my knowledge and belief.**

Executed on:     September 29, 2004          Debtor(s):   Mississippi Chemical Corporation

By: _____

Keith Johnson

Position:   Director of Accounting and Investor Relations

Phone:  662.746.4131

**MISSISSIPPI CHEMICAL CORPORATION**
Combined Balance Sheets
Case Number: **03-2984WEE**

| (Dollars in Thousands) | 5/15/03 | 05/31/03 | 06/30/03 | 07/31/03 | 08/31/03 | 09/30/03 | 10/31/03 | 11/30/03 | 12/31/03 | 1/31/004 | 02/29/04 | 03/31/04 | 04/30/04 | 05/31/04 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | | | | | |
| Current assets: | | | | | | | | | | | | | | |
| Cash and cash equivalents | $ 2,126 | $ 2,441 | $ 6,101 | $ 22,115 | $ 15,614 | $ 10,769 | $ 2,823 | $ 7,976 | $ 3,986 | $ 10,255 | $ 6,230 | $ 5,133 | $ 13,710 | $ 29,136 |
| Accounts receivable, net of allowance for doubtful accounts | 39,909 | 41,587 | 56,404 | 34,785 | 42,548 | 35,868 | 43,866 | 44,324 | 48,532 | 44,625 | 75,559 | 51,856 | 42,573 | 34,593 |
| Inventories: | | | | | | | | | | | | | | |
| Finished products | 39,612 | 44,783 | 29,121 | 32,294 | 20,802 | 20,388 | 24,000 | 16,634 | 11,226 | 26,329 | 27,893 | 19,699 | 16,629 | 10,385 |
| Raw materials | 5,958 | 6,660 | 6,415 | 5,582 | 6,761 | 6,502 | 5,508 | 5,678 | 5,920 | 6,719 | 7,249 | 8,219 | 5,252 | 5,814 |
| Replacement Parts | 31,991 | 31,195 | 30,750 | 30,957 | 30,773 | 30,568 | 31,190 | 26,776 | 26,647 | 26,638 | 28,539 | 25,371 | 25,200 | 25,176 |
| Prepaid expenses and other current assets | 7,801 | 9,199 | 5,039 | 11,573 | 10,894 | 11,791 | 11,997 | 8,866 | 17,379 | 16,608 | 13,797 | 13,233 | 13,681 | 12,544 |
| Deferred income taxes | 5,388 | 6,474 | 3,112 | 3,177 | 3,182 | 3,151 | 3,529 | 2,142 | 10,402 | 12,095 | 4,276 | 3,363 | 3,022 | 2,882 |
| Current assets from discontinued operations | | | | | | | | 18,747 | 29,762 | 30,808 | 752 | 8,147 | 4,029 | 1,402 |
| Total current assets | 132,784 | 142,339 | 136,942 | 140,483 | 130,573 | 119,037 | 122,913 | 131,143 | 153,853 | 174,075 | 164,295 | 135,020 | 124,096 | 121,931 |
| Investments in affiliates | 110,706 | 111,126 | 111,441 | 112,872 | 114,408 | 111,995 | 111,352 | 111,502 | 118,082 | 122,383 | 123,897 | 126,007 | 127,789 | 129,818 |
| Assets held for sale | | | | | | 35,299 | 35,378 | (0) | 1,958 | 1,958 | 1,958 | 4,198 | 4,198 | 4,198 |
| Other assets | 26,688 | 27,738 | 10,345 | 9,599 | 8,852 | 8,258 | 7,562 | 6,903 | 6,208 | 5,512 | 4,817 | 4,322 | 3,615 | 2,912 |
| Property, plant and equipment, net of accumulated depreciation | 297,836 | 295,644 | 289,362 | 288,215 | 285,623 | 215,265 | 214,027 | 212,703 | 209,561 | 208,368 | 207,233 | 173,803 | 172,431 | 171,102 |
| Long-term assets from discontinued operations | | | | | | | | 44,886 | - | - | - | 1,882 | 1,882 | 1,882 |
| | $ 568,014 | $ 576,846 | $ 548,090 | $ 551,169 | $ 539,455 | $ 489,855 | $ 491,232 | $ 507,137 | $ 489,662 | $ 512,297 | $ 502,200 | $ 445,232 | $ 434,011 | $ 431,843 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | | | | | | |
| Current liabilities: | | | | | | | | | | | | | | |
| Debt due within one year | | $ - | $ - | $ - | $ - | $ - | $ 2,500 | $ - | $ 96,700 | $ 106,909 | $ 108,037 | $ 106,913 | $ 99,371 | $ 100,055 |
| Accounts payable | $ (0) | 12,276 | 15,736 | 25,579 | 20,670 | 17,994 | 17,660 | 20,178 | 19,976 | 29,152 | 26,437 | 20,571 | 18,982 | 18,456 |
| Accrued liabilities | 614 | 1,780 | 4,633 | 4,826 | 6,868 | 6,900 | 6,604 | 12,995 | 9,790 | 11,090 | 11,098 | 11,647 | 11,051 | 12,335 |
| Deferred income taxes | 0 | 0 | 0 | (0) | (0) | 0 | (0) | 0 | (0) | 0 | (29) | 0 | (0) | (0) |
| Current liabilities from discontinued operations | | | | | | | | 6,123 | 3,800 | 4,346 | 2,591 | 1,522 | 1,048 | 621 |
| Total current liabilities | 614 | 14,056 | 20,369 | 30,405 | 27,539 | 24,894 | 26,765 | 39,297 | 130,266 | 151,497 | 148,133 | 140,653 | 130,451 | 131,468 |
| Liabilities subject to compromise: | | | | | | | | | | | | | | |
| Secured | 159,033 | 159,729 | 158,423 | 158,423 | 158,423 | 158,424 | 158,424 | 158,424 | 68,424 | 68,424 | 68,424 | 52,317 | 52,317 | 50,810 |
| Priority | 11,063 | 9,566 | 10,092 | 10,092 | 10,092 | 10,092 | 10,092 | 1,194 | 1,194 | 1,194 | 1,194 | 1,194 | 1,194 | 1,194 |
| Unsecured | 300,030 | 301,021 | 239,040 | 238,120 | 237,491 | 237,050 | 237,042 | 234,295 | 233,309 | 233,202 | 232,000 | 231,987 | 231,984 | 231,984 |
| | 470,126 | 470,316 | 407,555 | 406,636 | 406,007 | 405,567 | 405,559 | 393,913 | 302,927 | 302,821 | 301,619 | 285,498 | 285,494 | 283,988 |
| Long-term debt | | | | | | | | (0) | (0) | (0) | (0) | (0) | (0) | (0) |
| Other long-term liabilities and deferred credits | 15,197 | 14,289 | 36,872 | 37,434 | 36,811 | 36,158 | 36,091 | 34,823 | 35,084 | 35,043 | 34,980 | 34,527 | 34,348 | 34,296 |
| Deferred income taxes | | | 26,518 | 24,151 | 21,342 | 6,074 | 6,059 | 18,820 | 29,365 | 29,340 | 21,326 | 21,143 | 21,142 | 21,142 |
| Long-term liabilities from discontinued operations | | | | | | | | 2,440 | - | - | - | - | - | - |
| Shareholders' equity: | | | | | | | | | | | | | | |
| Common stock | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 | 280 |
| Additional paid-in capital | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 | 306,063 |
| Accumulated deficit | (196,012) | (200,050) | (209,046) | (213,175) | (217,953) | (248,461) | (248,439) | (247,519) | (273,576) | (268,875) | (266,806) | (301,359) | (302,827) | (304,714) |
| Accumulated other comprehensive income (loss) | 221 | 367 | (12,046) | (12,151) | (12,159) | (12,245) | (12,671) | (12,505) | (12,273) | (15,398) | (15,115) | (13,099) | (12,467) | (12,206) |
| Treasury stock, at cost | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) | (28,474) |
| Total Shareholders' equity | 82,078 | 78,185 | 56,776 | 52,543 | 47,757 | 17,163 | 16,759 | 17,845 | (7,981) | (6,404) | (4,053) | (36,589) | (37,425) | (39,051) |
| | $ 568,014 | $ 576,846 | $ 548,090 | $ 551,169 | $ 539,455 | $ 489,855 | $ 491,232 | $ 507,137 | $ 489,662 | $ 512,297 | $ 502,006 | $ 445,232 | $ 434,011 | $ 431,843 |

**MISSISSIPPI CHEMICAL CORPORATION**
Combined Balance Sheets
Case Number: **03-2984WEE**

| (Dollars in Thousands) | 06/30/04 | 07/31/04 | 08/31/04 |
|---|---:|---:|---:|
| ASSETS | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ 22,404 | $ 11,489 | $ 8,061 |
| Accounts receivable, net of allowance for doubtful accounts | 27,925 | 43,452 | 36,347 |
| Inventories: | | | |
| Finished products | 10,664 | 7,165 | 4,461 |
| Raw materials | 115 | 78 | 112 |
| Replacement Parts | 20,718 | 20,605 | 20,468 |
| Prepaid expenses and other current assets | 10,390 | 12,915 | 13,436 |
| Deferred income taxes | 2,492 | 2,256 | 3,864 |
| Current assets from discontinued operations | 34,344 | 38,612 | 39,921 |
| Total current assets | 129,050 | 136,571 | 126,669 |
| | | | |
| Investments in affiliates | 133,036 | 136,007 | 137,569 |
| Assets held for sale | 4,198 | 4,198 | 4,198 |
| Other assets | 2,284 | 6,500 | 2,284 |
| Property, plant and equipment, net of accumulated depreciation | 119,026 | 118,135 | 117,452 |
| Long-term assets from discontinued operations | 0 | 1,882 | 1,882 |
| | $ 387,594 | $ 403,293 | $ 390,052 |
| | | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| Current liabilities: | | | |
| Debt due within one year | $ 100,723 | $ 160,710 | $ 161,399 |
| Accounts payable | 16,361 | 17,910 | 9,875 |
| Accrued liabilities | 10,281 | 5,365 | 6,751 |
| Deferred income taxes | 0 | 15 | (0) |
| Current liabilities from discontinued operations | 14,347 | 16,662 | 17,217 |
| Total current liabilities | 141,711 | 200,661 | 195,243 |
| | | | |
| Liabilities subject to compromise: | | | |
| Secured | 50,810 | - | - |
| Priority | 1,194 | 1,194 | 1,194 |
| Unsecured | 230,705 | 230,705 | 230,705 |
| | 282,709 | 231,899 | 231,899 |
| | | | |
| Long-term debt | (0) | (0) | (0) |
| Other long-term liabilities and deferred credits | 26,369 | 26,248 | 26,127 |
| Deferred income taxes | 15,789 | 20,040 | 15,872 |
| Long-term liabilities from discontinued operations | - | - | - |
| | | | |
| Shareholders' equity: | | | |
| Common stock | 280 | 280 | 280 |
| Additional paid-in capital | 306,063 | 306,063 | 306,063 |
| Accumulated deficit | (346,041) | (343,082) | (343,602) |
| Accumulated other comprehensive income (loss) | (10,811) | (10,341) | (13,354) |
| Treasury stock, at cost | (28,474) | (28,474) | (28,474) |
| Total Shareholders' equity | (78,983) | (75,555) | (79,087) |
| | | | |
| | $ 387,594 | $ 403,293 | $ 390,052 |

**MISSISSIPPI CHEMICAL CORPORATION**
Combined Profit & Loss Statements
Case Number: **03-2984WEE**

| (Dollars in Thousands) | Fiscal Year To Date 5/15/2003 | 05/31/03 | 06/30/03 | 07/31/03 | 08/31/03 | 09/30/03 | 10/31/03 | 11/30/03 | 12/31/03 | 01/31/04 | 02/29/04 | 03/31/04 | 04/30/04 | 05/31/04 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | | | | | | | | | |
| Net sales | $ 379,708 | $ 18,651 | $ 45,987 | $ 28,258 | $ 37,016 | $ 33,759 | $ 41,209 | $ 22,719 | $ 47,178 | $ 38,061 | $ 50,143 | $ 18,760 | $ 36,646 | $ 31,941 |
| Other revenue | 1,331 | 184 | 508 | 434 | 355 | 366 | 381 | 350 | 387 | 393 | 359 | 350 | 390 | 414 |
| | 381,039 | 18,834 | 46,494 | 28,692 | 37,371 | 34,126 | 41,590 | 23,069 | 47,565 | 38,454 | 50,501 | 19,109 | 37,036 | 32,356 |
| **Operating expenses:** | | | | | | | | | | | | | | |
| Cost of products sold | 368,401 | 20,813 | 43,102 | 27,856 | 36,771 | 36,333 | 35,286 | 18,062 | 34,954 | 29,636 | 43,931 | 14,104 | 32,113 | 29,634 |
| Selling, general and administrative | 28,082 | 1,828 | 1,815 | 2,619 | 2,058 | 2,189 | 2,090 | (190) | 1,971 | 1,967 | 1,525 | 2,378 | 2,063 | 1,718 |
| Impairment of long-lived assets | 70,889 | - | 4,229 | - | - | - | - | - | - | - | - | - | - | (0) |
| Idle plant cost | 14,107 | 358 | 2,629 | 3,228 | 3,400 | 4,216 | 1,085 | (3,554) | 96 | 0 | 0 | (2,717) | 589 | 305 |
| | 481,480 | 23,000 | 51,774 | 33,702 | 42,228 | 42,739 | 38,462 | 14,318 | 37,021 | 31,602 | 45,456 | 13,765 | 34,765 | 31,657 |
| **Operating income** | (100,441) | (4,166) | (5,279) | (5,010) | (4,858) | (8,613) | 3,128 | 8,751 | 10,544 | 6,852 | 5,045 | 5,344 | 2,271 | 699 |
| **Other expense (income):** | | | | | | | | | | | | | | |
| Interest, net | 26,475 | 1,741 | 918 | 1,897 | 1,737 | 1,711 | 1,840 | 1,597 | 1,559 | 2,178 | 2,745 | 3,289 | 2,596 | 2,650 |
| Other | (5,023) | 191 | (232) | (245) | (271) | (138) | (133) | (204) | (113) | (317) | (219) | (65) | 84 | (1,263) |
| (Loss) income before reorganization expenses and income taxes | (121,893) | (6,097) | (5,965) | (6,662) | (6,324) | (10,186) | 1,422 | 7,357 | 9,098 | 4,990 | 2,520 | 2,121 | (408) | (687) |
| **Reorganization items:** | | | | | | | | | | | | | | |
| Legal & professional fees | 2,794 | - | 821 | (307) | 1,056 | 1,199 | 764 | 1,525 | 1,489 | 1,028 | 1,094 | 863 | 254 | 633 |
| Financing fees | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Severance and employee retention | | | | | | | 768 | 72 | 228 | 49 | 90 | 1,912 | 103 | 212 |
| Bankruptcy trustee fees | - | - | - | 57 | 12 | 79 | (3) | (20) | 62 | (15) | (10) | 54 | - | - |
| Settlements with customers and vendors | | | | | | | | | - | - | | | | |
| Impairment of long-lived assets | | | | | | 34,197 | | (34,197) | (175) | - | - | 21,251 | - | - |
| Rejected executory contracts | | | | | | | | | - | - | - | - | | |
| Other | - | - | - | - | - | - | - | 19 | 3,793 | (23) | (113) | (555) | 61 | 81 |
| | 2,794 | - | 821 | (250) | 1,068 | 35,475 | 1,530 | (32,601) | 5,417 | 1,060 | 1,082 | 23,544 | 417 | 927 |
| (Loss) income from continuing operations and before income taxes | (124,687) | (6,097) | (6,786) | (6,412) | (7,392) | (45,660) | (108) | 39,959 | 3,681 | 3,931 | 1,437 | (21,423) | (826) | (1,614) |
| Income tax (benefit) expense | (31,908) | (2,059) | 2,210 | (2,283) | (2,614) | (15,152) | (131) | 16,830 | 18,835 | (35) | (530) | 8,518 | 259 | 72 |
| **Net (loss) income from continuing operations** | (92,779) | (4,038) | (8,996) | (4,129) | (4,778) | (30,508) | 23 | 23,130 | (15,155) | 3,966 | 1,968 | (29,942) | (1,084) | (1,686) |
| **Discontinued operations:** | | | | | | | | | | | | | | |
| (Loss) income from discontinued operations | | | | | | | | (22,880) | 825 | 736 | 725 | (4,611) | (385) | (218) |
| (Loss) on disposal of discontinued operations | | | | | | | | | (11,728) | - | (624) | - | - | 17 |
| | - | - | - | - | - | - | - | (22,880) | (10,903) | 736 | 101 | (4,611) | (385) | (201) |
| **Net (loss) income** | $ (92,779) | $ (4,038) | $ (8,996) | $ (4,129) | $ (4,778) | $ (30,508) | $ 23 | $ 250 | $ (26,057) | $ 4,701 | $ 2,069 | $ (34,552) | $ (1,469) | $ (1,887) |

**MISSISSIPPI CHEMICAL CORPORATION**
Combined Profit & Loss Statements
Case Number: **03-2984WEE**

| (Dollars in Thousands) | 06/30/04 | 07/31/04 | 08/31/04 |
|---|---|---|---|
| Revenues: | | | |
| Net sales | $ 22,616 | $ 32,197 | $ 27,932 |
| Other revenue | 392 | 350 | 351 |
| | 23,008 | 32,547 | 28,283 |
| Operating expenses: | | | |
| Cost of products sold | 19,983 | 28,753 | 24,383 |
| Selling, general and administrative | 1,678 | 899 | 1,019 |
| Impairment of long-lived assets | 0 | - | - |
| Idle plant cost | 59 | 232 | 313 |
| | 21,720 | 29,884 | 25,715 |
| Operating income | 1,288 | 2,663 | 2,568 |
| Other expense (income): | | | |
| Interest, net | (3,244) | 2,544 | 2,480 |
| Other | (391) | (233) | (99) |
| (Loss) income before reorganization expenses and income taxes | 4,922 | 352 | 187 |
| Reorganization items: | | | |
| Legal & professional fees | 2,399 | (837) | 730 |
| Financing fees | 4,643 | - | - |
| Severance and employee retention | 636 | 88 | 86 |
| Bankruptcy trustee fees | 75 | 1 | - |
| Settlements with customers and vendors | - | - | - |
| Impairment of long-lived assets | 0 | - | - |
| Rejected executory contracts | - | - | - |
| Other | (7) | 93 | 77 |
| | 7,746 | (655) | 893 |
| (Loss) income from continuing operations and before income taxes | (2,824) | 1,007 | (706) |
| Income tax (benefit) expense | 11,195 | (311) | (455) |
| Net (loss) income from continuing operations | (14,018) | 1,318 | (250) |
| Discontinued operations: | | | |
| (Loss) income from discontinued operations | (26,989) | 558 | 812 |
| (Loss) on disposal of discontinued operations | (320) | - | - |
| | (27,308) | 558 | 812 |
| Net (loss) income | $ (41,327) | $ 1,876 | $ 562 |

**MISSISSIPPI CHEMICAL CORPORATION**
Cash Receipts & Cash Disbursements Statement
Case Number: **03-2984WEE**

*(Dollars in Thousands)*

| Week Ending | 05/31/03 | 06/30/03 | 07/31/03 | 08/31/03 | 09/30/03 | 10/31/03 | 11/30/03 | 12/31/03 | 01/31/04 | 02/29/04 | 03/31/04 | 04/30/04 | 05/31/04 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Beginning Cash Balance** | $ 2,126 | $ 2,441 | $ 6,101 | $ 22,115 | $ 15,614 | $ 10,769 | $ 2,823 | $ 7,976 | $ 3,986 | $ 10,255 | $ 6,230 | $ 5,133 | $ 13,710 |
| **Operating Receipts** | | | | | | | | | | | | | |
| Deposits | 17,576 | 37,356 | 51,814 | 31,734 | 48,938 | 39,347 | 51,478 | 56,933 | 52,567 | 59,699 | 56,220 | 54,031 | 55,162 |
| Intercompany Transfers | 28,352 | 41,478 | 45,360 | 41,294 | 95,295 | 84,088 | 61,429 | 85,378 | 63,964 | 65,866 | 78,305 | 55,438 | 50,024 |
| Total Cash Receipts | 45,928 | 78,834 | 97,175 | 73,028 | 144,233 | 123,434 | 112,908 | 142,310 | 116,532 | 125,565 | 134,524 | 109,469 | 105,186 |
| **Operating Disbursements:** | | | | | | | | | | | | | |
| Raw Material Purchases | 3,719 | 7,975 | 12,210 | 13,942 | 22,329 | 14,616 | 13,202 | 13,468 | 5,765 | 14,072 | 19,799 | 15,417 | 19,938 |
| Natural Gas | 9,322 | 9,867 | 8,904 | 5,764 | 11,100 | 14,374 | 14,120 | 22,886 | 30,087 | 26,735 | 19,672 | 7,311 | 7,597 |
| Payroll & Benefits | 2,409 | 4,888 | 3,829 | 3,915 | 3,745 | 5,790 | 4,660 | 4,880 | 4,719 | 4,783 | 4,123 | 3,591 | 2,822 |
| Utilities | | | 1,211 | 1,583 | 2,520 | 2,000 | 1,016 | 1,918 | 1,643 | 1,609 | 1,146 | 727 | 692 |
| Interest | | 2,412 | 1,044 | - | 2,227 | 1,042 | - | 2,271 | 1,344 | 1,158 | 2,085 | 886 | 1,512 |
| Delivery & Storage | | 2,988 | 2,960 | 3,098 | 2,139 | 3,351 | 3,382 | 3,733 | 4,155 | 3,971 | 3,276 | 2,304 | 2,870 |
| Operating &Maintenance Materials | | | 1,811 | 1,121 | 1,992 | 1,622 | 1,750 | 2,801 | 2,444 | 3,160 | 1,134 | 1,213 | 508 |
| Taxes, Licenses, Duties, etc. | 809 | 3,094 | 1,423 | 2,065 | 1,965 | 2,237 | 1,660 | 3,073 | 4,287 | 2,148 | 2,128 | 1,580 | 1,203 |
| Reorganization | 698 | - | 373 | 583 | 1,252 | 1,682 | 472 | 8,703 | 720 | 662 | 587 | 864 | 327 |
| Capital Expenditures | | 527 | 970 | 727 | 1,094 | 686 | 351 | 1,084 | 555 | 363 | 1,176 | 1,042 | 282 |
| Chemicals | | | 835 | 801 | 859 | 563 | 1,793 | 883 | 660 | 1,449 | 731 | 421 | 311 |
| Insurance | | | 197 | 3,580 | 629 | 1,055 | 662 | 662 | 920 | 643 | 13 | 330 | - |
| Trustee Fees | | | 57 | 12 | 1 | 76 | - | - | 88 | - | - | 84 | - |
| Intercompany Payments | 28,352 | 41,478 | 45,360 | 41,294 | 95,295 | 84,088 | 61,429 | 85,378 | 63,964 | 65,866 | 78,305 | 55,438 | 50,024 |
| Other | 837 | 2,553 | 998 | 802 | 1,446 | 1,293 | 1,076 | 1,270 | 1,707 | 1,617 | 7,235 | 1,673 | 1,171 |
| Total Operating Disbursements | 46,146 | 75,782 | 82,182 | 79,287 | 148,593 | 134,475 | 105,572 | 153,010 | 123,056 | 128,234 | 141,409 | 92,882 | 89,256 |
| Net Cash Flows from Operations | (218) | 3,052 | 14,993 | (6,260) | (4,360) | (11,041) | 7,335 | (10,699) | (6,525) | (2,669) | (6,884) | 16,586 | 15,931 |
| Negative Cash Balance Reclassified to Payables | 532 | 608 | 1,021 | (241) | (485) | 595 | 317 | 10 | 3,293 | (1,856) | (2,413) | 191 | (505) |
| Net DIP Advances (Payments) | - | - | - | - | - | 2,500 | (2,500) | 96,700 | 9,500 | 500 | 8,200 | (8,200) | - |
| **Ending Cash Balances** | $ 2,441 | $ 6,101 | $ 22,115 | $ 15,614 | $ 10,769 | $ 2,823 | $ 7,976 | $ 3,986 | $ 10,255 | $ 6,230 | $ 5,133 | $ 13,710 | $ 29,136 |
| **Loan Balances** | | | | | | | | | | | | | |
| DIP Balance, Beginning | $ - | $ - | $ - | $ - | $ - | $ - | $ 2,500 | $ - | $ 96,700 | $ 106,909 | $ 108,037 | $ 106,913 | $ 99,371 |
| Net DIP Advances (Payments) | - | - | - | - | - | 2,500 | (2,500) | 96,700 | 9,500 | 500 | (1,800) | (8,200) | - |
| DIP Balance, Ending | - | - | - | - | - | 2,500 | - | 96,700 | 106,200 | 107,409 | 106,237 | 98,713 | 99,371 |
| Accrued Interest | - | - | - | - | - | - | - | - | 709 | 628 | 676 | 658 | 685 |
| Total DIP Balances | $ - | $ - | $ - | $ - | $ - | $ 2,500 | $ - | $ 96,700 | $ 106,909 | $ 108,037 | $ 106,913 | $ 99,371 | $ 100,055 |
| **Trustee Fees** *(Dollars)*: | | | | | | | | | | | | | |
| Beginning Balance | $ - | $ 56,500 | $ 68,750 | $ 72,500 | $ 76,250 | $ 77,500 | $ 81,000 | $ 82,250 | $ 87,500 | $ 76,500 | $ 84,250 | $ 84,250 | $ 66,250 |
| Estimated | 56,500 | 12,250 | 60,250 | 16,000 | 1,750 | 79,500 | 1,250 | 5,250 | 76,500 | 7,750 | - | 66,250 | 4,500 |
| Payment | | | (56,500) | (12,250) | (500) | (76,000) | - | - | (87,500) | - | - | (84,250) | - |
| Ending Balance | $ 56,500 | $ 68,750 | $ 72,500 | $ 76,250 | $ 77,500 | $ 81,000 | $ 82,250 | $ 87,500 | $ 76,500 | $ 84,250 | $ 84,250 | $ 66,250 | $ 70,750 |

**MISSISSIPPI CHEMICAL CORPORATION**
Cash Receipts & Cash Disbursements Statemen
Case Number: **03-2984WEE**
*(Dollars in Thousands)*

| Week Ending | 06/30/04 | 07/31/04 | 08/31/04 |
|---|---:|---:|---:|
| **Beginning Cash Balance** | $ 29,136 | $ 22,404 | $ 11,489 |
| | | | |
| **Operating Receipts** | | | |
| Deposits | 38,559 | 34,316 | 48,296 |
| Intercompany Transfers | 51,393 | 54,696 | 58,792 |
| Total Cash Receipts | 89,952 | 89,012 | 107,088 |
| | | | |
| **Operating Disbursements:** | | | |
| Raw Material Purchases | 9,829 | 11,500 | 16,490 |
| Natural Gas | 20,992 | 19,730 | 20,909 |
| Payroll & Benefits | 3,243 | 2,535 | 2,550 |
| Utilities | 958 | 497 | 1,167 |
| Interest | 1,841 | - | 1,094 |
| Delivery & Storage | 2,500 | 2,843 | 2,111 |
| Operating &Maintenance Materials | 573 | 803 | 737 |
| Taxes, Licenses, Duties, etc. | 1,172 | 1,068 | 1,147 |
| Reorganization | 376 | 3,700 | 522 |
| Capital Expenditures | 644 | 824 | 1,075 |
| Chemicals | 535 | 559 | 634 |
| Insurance | 1,240 | 395 | 1,460 |
| Trustee Fees | - | 62 | 14 |
| Intercompany Payments | 51,393 | 54,696 | 58,792 |
| Other | 1,423 | 1,565 | 1,512 |
| Total Operating Disbursements | 96,717 | 100,775 | 110,213 |
| | | | |
| Net Cash Flows from Operations | (6,766) | (11,763) | (3,125) |
| | | | |
| Negative Cash Balance Reclassified to Payables | 34 | 848 | (303) |
| | | | |
| Net DIP Advances (Payments) | - | - | - |
| | | | |
| **Ending Cash Balances** | $ 22,404 | $ 11,489 | $ 8,061 |
| | | | |
| | | | |
| **Loan Balances** | | | |
| DIP Balance, Beginning | $ 100,055 | $ 100,723 | $ 160,709 |
| Net DIP Advances (Payments) | - | 59,277 | - |
| DIP Balance, Ending | 100,055 | 160,000 | 160,709 |
| Accrued Interest | 667 | 710 | 689 |
| Total DIP Balances | $ 100,723 | $ 160,709 | $ 161,399 |
| | | | |
| **Trustee Fees** *(Dollars)*: | | | |
| Beginning Balance | $ 70,750 | $ 74,750 | $ 61,500 |
| Estimated | 4,000 | 48,750 | 14,000 |
| Payment | - | (62,000) | (13,750) |
| Ending Balance | $ 74,750 | $ 61,500 | $ 61,750 |

**MISSISSIPPI CHEMICAL CORPORATION**

Supporting Schedule-Cash Receipts & Cash Disbursements Statement

Case Number: **03-2984WEE**

For the Period: August 1, 2004 to August 31, 2004

| Case Numbers==> | | 03-2984 | 03-2985 | 03-2986 | 03-2987 | 03-2988 | 03-2989 | 03-2990 | 03-2991 | 03-2992 | 03-2993 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| *(Dollars in Thousands)* | Total | Mississippi Chemical Corporation | Mississippi Nitrogen, Inc. | MissChem Nitrogen, LLC | Mississippi Chemical Company, LP | Mississippi Chemical Management Company | Mississippi Phosphates Corporation | Mississippi Potash, Inc. | Eddy Potash, Inc. | Triad Nitrogen, LLC | Melamine Chemicals, Inc. |
| **Beginning Cash Balance** | $ 11,489 | $ 10,385 | $ 26 | $ 898 | $ 140 | $ (4) | $ 11 | $ 1 | $ (0) | $ 32 | $ (0) |
| **Operating Receipts** | | | | | | | | | | | |
| Deposits | 48,296 | 20 | | 16,529 | 10,492 | | 9,376 | | | 11,727 | 151 |
| Intercompany Deposits | 58,792 | 30,284 | 14 | 9,648 | 58 | 6 | 8,515 | | | 10,267 | - |
| Total Cash Receipts | 107,088 | 30,304 | 14 | 26,177 | 10,550 | 6 | 17,891 | - | - | 21,994 | 151 |
| **Operating Disbursements:** | | | | | | | | | | | |
| Raw Material Purchases | 16,490 | - | - | - | - | | 9,512 | | | 6,978 | |
| Natural Gas | 20,909 | 1,232 | - | 10,134 | - | | 140 | | | 9,403 | |
| Payroll & Benefits | 2,550 | 2,465 | | 15 | | | 38 | | | 32 | |
| Utilities | 1,167 | 44 | | 113 | | 0 | 669 | | | 342 | 0 |
| Interest | 1,094 | 1,094 | | | | | | | | | |
| Delivery & Storage | 2,111 | 1 | (40) | 1,073 | 124 | - | 217 | | | 737 | - |
| Operating & Maintenance Materials | 737 | 4 | | 175 | - | - | 481 | | | 76 | - |
| Taxes, Licenses, Duties, etc. | 1,147 | 755 | - | 124 | - | - | 35 | | | 233 | - |
| Reorganization | 522 | 522 | | - | | | | | | | |
| Capital Expenditures | 1,075 | 4 | | 24 | | | 570 | | | 477 | |
| Chemicals | 634 | - | | 175 | | - | 428 | | | 32 | - |
| Insurance | 1,460 | 1,460 | | | | | | | | | |
| Trustee Fees | 14 | - | - | 10 | - | 4 | - | - | - | - | - |
| Intercompany Payments | 58,792 | 24,506 | | 14,772 | 10,543 | | 5,532 | | | 3,289 | 151 |
| Other | 1,512 | 410 | - | 275 | 26 | - | 443 | | | 358 | - |
| Total Operating Disbursements | 110,213 | 32,495 | (40) | 26,890 | 10,693 | 4 | 18,064 | - | - | 21,955 | 151 |
| Net Cash Flows from Operations | (3,125) | (2,192) | 53 | (713) | (143) | 3 | (173) | - | - | 39 | 0 |
| Negative Cash Balance Reclassified to Payables | (303) | (149) | (80) | (180) | 4 | 1 | 168 | - | - | (67) | - |
| Net DIP Advances (Payments) | - | - | | | | | | | | | |
| **Ending Cash Balances** | $ 8,061 | $ 8,044 | $ (0) | $ 5 | $ 0 | $ (0) | $ 6 | $ 1 | $ (0) | $ 5 | $ (0) |
| **Loan Balances** | | | | | | | | | | | |
| DIP Balance, Beginning | $ 160,710 | $ 160,710 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Net DIP Advances (Payments) | - | - | - | | - | - | - | | - | - | - |
| DIP Balance, Ending | 160,710 | 160,710 | - | - | - | - | - | - | - | - | - |
| Accrued Interest | 689 | 689 | - | - | - | - | - | - | - | - | - |
| Total DIP Balances | $ 161,399 | $ 161,399 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| **Cumulative Disbursements-Quarter 3, 2004** | $ 210,989 | $ 67,465 | $ 7,785 | $ 43,854 | $ 29,624 | $ 29 | $ 29,256 | $ - | $ 0 | $ 32,714 | $ 261 |
| **Trustee Fees** *(Dollars)*: | | | | | | | | | | | |
| Beginning Balance | $ 61,500 | $ 10,000 | $ 10,000 | $ 10,000 | $ 10,000 | $ 500 | $ 10,000 | $ 250 | $ 250 | $ 10,000 | $ 500 |
| Estimated | 14,000 | - | - | 10,000 | - | 3,750 | - | - | - | - | 250 |
| Payment | (13,750) | - | - | (10,000) | - | (3,750) | - | - | - | - | - |
| Ending Balance | $ 61,750 | $ 10,000 | $ 10,000 | $ 10,000 | $ 10,000 | $ 500 | $ 10,000 | $ 250 | $ 250 | $ 10,000 | $ 750 |

**MISSISSIPPI CHEMICAL CORPORATION**

Supporting Schedules-Accounts Payable and Accounts Receivable Summary
For the Period:  August 1, 2004 to August 31, 2004
Case Number: **03-2984WEE**

| (Dollars in Thousands) | Total | 0 - 30 | 31-60 | 61-90 | Over 90 |
|---|---|---|---|---|---|
| **Accounts Payable Aging:** | | | | | |
| Taxes -- | | | | | |
|   FIT | $ (0) | $ (0) | | | |
|   FICA | (0) | (0) | | | |
|   FUTA | (0) | (0) | | | |
|   SIT | 57 | 57 | | | |
|   SUTA | (2) | (2) | | | |
|   Other | 2,011 | 2,011 | | | |
| A/P Trade | 5,250 | 5,250 | | | |
| A/P Received not paid | 168 | 168 | | | |
| A/P Consignment parts | (0) | (0) | | | |
| A/P Freight | 958 | 958 | | | |
| A/P Contract retention | 331 | 331 | | | |
| A/P Competitive discounts | (299) | (299) | | | |
| A/P Medical claims - IBNR | 302 | 302 | | | |
| A/P Other | 3,519 | 3,519 | | | |
| Employee benefits & withholdings | 2,980 | 2,980 | | | |
| Accrued taxes - Federal & State | 824 | 824 | | | |
| Accrued interest | 528 | 528 | | | |
| Closure cost - Current | 0 | 0 | | | |
| | $ 16,627 | $ 16,627 | $ - | $ - | $ - |
| | | | | | |
| **Accounts Receivable Aging:** | | | | | |
| A/R Trade | $ 32,307 | 23,489 | 8,539 | 47 | 233 |
| A/R Miscellaneous Billings | 567 | 437 | 17 | 66 | 46 |
| A/R Other | 3,473 | 3,473 | | | |
| A/R Affiliates | (0) | (0) | | | |
| Notes Receivable-Employees | 0 | 0 | | | |
| | $ 36,347 | $ 27,399 | $ 8,556 | $ 112 | $ 279 |

# MISSISSIPPI CHEMICAL CORPORATION

Supporting Schedules-Insurance Coverage Summary
For the Period:  August 1, 2004 to August 31, 2004
Case Number: **03-2984WEE**

| Type | Carrier/Agent | Coverage ($) | Date of Expiration | Premium Paid |
|---|---|---|---|---|
| **Insurance Schedule:** | | | | |
| Excess Workers' Compensation | National Union/Alembic Captive<br>Arthur J. Gallagher & Co. | Statutory<br>$  1,000,000 | 07/01/05 | Yes |
| Workers' Compensation | National Union/Alembic Captive<br>Arthur J. Gallagher & Co. | Statutory<br>$  1,000,000 | 07/01/05 | Yes |
| General Liability | National Union/Alembic Captive<br>Arthur J. Gallagher & Co. | $  2,000,000 | 07/01/05 | Yes |
| Automobile Liability | National Union/Alembic Captive<br>Arthur J. Gallagher & Co. | $  2,000,000 | 07/01/05 | Yes |
| Pollution Legal Liability | American International SLIC<br>Arthur J. Gallagher & Co. | $  2,000,000 | 07/01/05 | Yes |
| Maritime Liability | American Home Assurance Company<br>Arthur J. Gallagher & Co. | $  2,000,000 | 07/01/05 | Yes |
| Foreign Casualty Package | ACE<br>Arthur J. Gallagher & Co. | $  1,000,000 | 07/01/05 | Yes |
| Directors & Officers Liability | Federal Insurance Company<br>Marsh, Chicago | $  7,500,000 | 07/15/05 | Yes |
| Excess Directors & Officers Liability | Federal Insurance Company<br>Marsh, Chicago | $  7,500,000 | 07/15/05 | Yes |
| Fiduciary Liability | Federal Insurance Company<br>Marsh, Chicago | $  5,000,000 | 07/15/05 | Yes |
| Excess Liability (1st Layer) | National Union Fire insurance Company<br>Arthur J. Gallagher & Co. | $ 25,000,000 | 07/01/05 | Yes |
| Excess Liability (2nd Layer) | ACE<br>Arthur J. Gallagher & Co. | $ 25,000,000 | 07/01/05 | Yes |
| Excess Liability (3rd Layer) | AWAC<br>Arthur J. Gallagher & Co. and R.K. Harrison<br>(Bermuda) | $ 50,000,000 | 07/01/05 | Yes |
| Property/Time Element Insurance | Lloyd's of London and others<br>Arthur J. Gallagher & Co., R. K. Harrison<br>(London & Bermuda) and Creative Risk<br>Solutions | $ 250,000,000 | 07/01/05 | Yes |
| Transit Insurance | St. Paul Fire & Marine Insurance Company<br>Marsh, Chicago | $  9,000,000 | 07/01/05 | Yes |
| Crime Insurance | Federal Insurance Company<br>Marsh, Chicago | $  5,000,000 | 07/15/05 | Yes |
| Special Crime Insurance | Federal Insurance Company<br>Marsh, Chicago | $ 10,000,000 | 07/15/05 | Yes |
| Political Risk | Lloyd's of London and others<br>Arthur J. Gallagher & Co. | $ 177,778,190 | 07/01/05 | Yes |

**MISSISSIPPI CHEMICAL CORPORATION**
Supporting Schedules-Narrative
For the Period: August 1, 2004 to August 31, 2004
Case Number: **03-2984WEE**

**DISCUSSION**

On June 25, 2004, the Court entered an Interim Order permitting the $182.5 million Replacement DIP provided by the New York-based lenders Citigroup Global Markets, Inc., an affiliate of Citigroup, Perry Principals Investments, LLC, an affiliate of Perry Capital and Värde Investment Partners, L.P., an affiliate of Värde Partners, Inc. The parties entered into the Replacement DIP on July 1, 2004, and the Court entered a Final Order approving the Replacement DIP on July 15, 2004. The Replacement DIP, which includes a $22.5 million revolving credit facility provided solely by an affiliate of Citigroup, replaced all of the Company's pre-petition and post-petition secured debt, a portion of which matured on June 30, 2004. The maturity of the Replacement DIP is the earlier of the Company's exit from bankruptcy or December 31, 2004, and the Company has the option to extend the maturity through June 30, 2005, under certain conditions.

On August 9, 2004, Terra Industries Inc. (NYSE: TRA) and the Company announced a definitive agreement under which Terra will acquire the Company for an estimated total value as of that date of approximately $268 million. As of the announcement date, the transaction consideration included estimated cash and assumed debt of $161 million and stock of $107 million, and the final value will depend on Terra's share price at closing and closing adjustments. Prior to the close of the transaction, Mississippi Phosphates will either be sold to a third party or transferred to its unsecured creditors pursuant to the amended plan. Both companies' Boards of Directors have unanimously approved the transaction. The Creditors' Committee, our largest unsecured creditors, and the Replacement DIP lenders also support the transaction. The Terra transaction is expected to close no later than the first quarter of calendar 2005. More information related to the transaction can be found in the Stock Purchase Agreement filed on Form 8-K by Terra on August 9, 2004, and in our Current Reports on Form 8-K filed with the SEC on August 9, 2004 and September 8, 2004.

On September 2, 2004, the Debtors filed an amended joint plan of reorganization with the Court that replaced the Original Plan (the "Amended Plan"). The primary purpose of the Amended Plan is to facilitate the acquisition of the Company by Terra. If the Terra transaction is not consummated, the Amended Plan provides that the Company will emerge from bankruptcy on a stand-alone basis. In either instance, the Amended Plan obligates the Company to dispose of Mississippi Phosphates either through a sale of stock or assets, or if such sale is not consummated, by a distribution of the stock or assets of such business to the unsecured creditors of Mississippi Phosphates.

For additional details please see the Company's form 10-k filed with the Security and Exchange Commission on September 28, 2004.